Stevens & Lee
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www.stevenslee.com

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December 1, 2010

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orb Automotive Corporation (f/k/a Action Acquisition Corporation) (the “Company”)
Form 8-K
Filed September 16, 2010
Amendment No. 1 to Form 8-K
Filed October 15, 2010
File No. 000-52341

Ladies and Gentlemen:

On behalf of the Company, we respond as follows to the comment letter dated October 22, 2010 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 8-K, as amended by Amendment No. 1. Page references in our responses correspond to the present version of the Form 8-K, as appropriate, a copy of which has been marked to note the changes from the filings made on September 16, 2010 and October 15, 2010, respectively (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination). Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1. We note that Action Acquisition’s most recent fiscal year ended prior to the effective date of the merger with Grand Power Capital (“GPC”). Accordingly, Action is required to file its Form 10-K for the year ended June 30, 2010. Please file the annual report in a Form 10-K for the fiscal year ended June 30, 2010 since it is already overdue.

The Company filed its Form 10-K for the year ended June 30, 3010 on November 22, 2010.

2. We note that Action Acquisition merged with GPC; however, you have presented audited financial statements of Shenzhen ORB-Fortune New Materials Co.. Ltd. (“ORB”) rather than the audited consolidated financial statements of GPC with no explanation of the basis for this omission. You disclose that GPC acquired ORB on May 31, 2010. Since you have presented financial statements as of a date subsequent to May 31. 2010, the financial statements must reflect the effect of that acquisition. If the GPC acquisition was a reverse acquisition or reorganization of entities under common control, the existing financial statements of ORB must be restated retroactively to give effect to the transaction and the financial statements should be presented as those of GPC. If the GPC acquisition was a purchase business combination, separate consolidated financial statements of GPC as of and for the month ended June 30, 2010 must be presented in addition to the ORB financial statements. Please tell us how you accounted for the acquisition of ORB by GPC, describe the nature and amount of consideration exchanged. identify the accounting acquirer, and reference the literature that supports your conclusion. Please revise the financial statements and explanatory notes as appropriate.

The Company has revised the financial statements for the period ended June 30, 2010 (Exhibit 99.2 to the Form 8-K/A) to reflect the GPC acquisition of Shenzhen ORB.

Amendment No. 1 to Form 8-K

Cautionary Note Regarding Forward Looking Statements, page 2

3. Refer to your first paragraph on page 2. We note on your statement that the prospectus includes forward looking statements “within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Act of 1934, as amended.” Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

•	delete any references to the Private Securities Litigation Reform Act; or

•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

The Company has amended the Form 8-K/A to delete the references to the Private Securities Litigation Reform Act as requested by the Commission.

Entry Into a Material Definitive Agreement, page 2

4. Please disclose the material terms of the agreement, such as the limitation on indemnification as set forth in Section 5.05(d) of the Share Exchange Agreement.

The Company has revised the disclosure to include the material terms of the Share Exchange Agreement.

5. Please reconcile the disclosure that upon effectiveness of the exchange the company had 14,651,922 ordinary shares and 98,335.37 preference shares issued and outstanding, with the disclosure in section 4.01(c) of the Share Exchange Agreement, which states that after the exchange there will be 15,073,990 ordinary shares and makes no reference to preference shares. To the extent the share exchange agreement was amended, please file the amendment as an exhibit. Lastly, we note that the consolidation of ordinary shares on a 1 for 3 basis and the increase in authorized shares was required to be completed on or prior to closing, as per Section 5.07(b) of the Share Exchange Agreement. Please explain why this action is to be taken within 45 to 60 days of the filing of the Form 8-K.

Sections 4.01(c) and 5.07(b) of the Share Exchange Agreement, referenced by the Commission in this comment work together with Section 4.01(a).

•
Section 5.07(b) required only that prior to the consummation of the share exchange, the Company’s Board of Directors take action to direct the Corporate Secretary to serve notice convening a general meeting of the Company’s shareholders to approve certain amendments to the Company’s Articles and Memorandum of Association. That action was taken. However, due to the filing requirements relating to Preliminary and Definitive Information Statements on Schedule 14C and the need to schedule a general meeting, the Company believed that it would require 45 to 60 days to hold the required general meeting to effect the actions set forth in Section 5.07(b). The Commission is advised that the required notice of the general meeting was sent to shareholders on or about October 12, 2010 as part of the Company’s Information Statement on Schedule 14C, preliminarily filed with the Commission on September 28, 2010. The general meeting of shareholders was held on November 2, 2010 and the amendments approved. Reference is made to Item 5.07 of the Current Report on Form 8-K filed by the Company on November 8, 2010 reporting the results of this general meeting.

•
In connection with the consummation of the share exchange, the Company issued the ordinary and preference shares set forth on Schedule 4.01, a copy of which is being filed with Amendment No. 2 to the Form 8-K, as requested by the Commission in Comment 53. Upon consummation of the share exchange, the Company issued 10,129,725 ordinary shares and 98,885.37 preference shares to the former GPC shareholders.

•
Section 4.01(c) sets forth, among other things, the share ownership to be effective after giving effect to the 1-for-3 ordinary share consolidation that was approved by the shareholders on November 2, 2010 and the automatic conversion of the preference shares into 9,888,537 ordinary shares immediately after the share consolidation. The share consolidation effected only the 14,651,922 ordinary shares outstanding at the time of the share exchange (reducing that number to 4,883,974). 4,883,974 + 9,888,537 = 14,772,511 ordinary shares.

•
Immediately prior to the effectiveness of the share exchange, the parties verbally agreed to delete Schedule 4.01(c). As a result, the 301,480 ordinary shares referenced in the last clause of Section 4.01(c) should have become 0. The Share Exchange Agreement was not amended to reflect this change.

6. Please explain how you determined that shareholders of Action immediately prior to the completion of the share exchange will hold 10% of the issued and outstanding ordinary shares of the company post-share exchange. These shareholders hold 4,522,197 ordinary shares. Assuming conversion of the preference shares, this would result in 25,540,459 outstanding ordinary shares, which would result in an ownership by the prior Action shareholders of approximately 18.4%.

The Company has revised the disclosure on page 2 of the Form 8-K/A to correctly reflect that this determination was made after giving effect to the share consolidation and the relevant paragraph reads in full as follows (changes in italics):

Immediately prior to the share exchange, Action had 39,062,500 ordinary shares, $0.000128 par value, and 781,250 preference shares, $0.000128 par value, authorized, of which there were 4,522,197 ordinary shares and no preference shares issued and outstanding. As a result of the consummation of the share exchange there are currently 14,651,922 ordinary shares and 98,885.37 preference shares of the Company's capital stock issued and outstanding. Upon consummation of the share consolidation and automatic conversion of the 98,885.37 preference shares issued to Apollo Enterprises International, Inc., there will be 14,772,511 ordinary shares and no preference shares of the Company's capital stock issued and outstanding, approximately 90% of which will be held by the former GPC shareholders. The shareholders of the Company immediately prior to the completion of these transactions will hold 10% of the issued and outstanding ordinary shares of the Company.

7. Disclose the facts supporting your reliance upon Section 4(2) for the shares issued in the share exchange.

As disclosed in Item 3.02 of the Form 8-K/A, the Company believes that the issuance of the shares in the share exchange qualify for exemption under Section 4(2) for the following reasons:

The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the offering, manner of the offering and number of securities offered. These shareholders made certain representations and warranties, including their investment intent and that they were not U.S. Persons as defined in Rule 902(k) of Regulation S as required by Section 4(2) and the rules and regulations promulgated thereunder, including Regulation S. They also agreed to and received share certificates bearing a legend stating that such securities are restricted pursuant to Rule 144 and Regulation S of the Securities Act. These restrictions ensure that these securities will not be immediately redistributed into the market and therefore not be part of a “public offering.”

Description of Our Business, page 5

8. Provide the basis for the statement that you are the largest windshield adhesive producer and supplier in China.

The Company has revised the disclosure on page 5 of the Form 8-K/A to state that “ORB is a market leader in the windshield adhesive business in Shenzhen, China.”

9. Please provide a more detailed discussion of your business and your distribution methods, as required by Item 101(h)(4)(i) and (ii) of Regulation S-K.

The Company has amended pages 5 through 12 of the Form 8-K/A to provide a more detailed discussion of its business and distribution methods.

10. Please revise to clarify the total number of employees and the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

The Company has revised the disclosure on page 9 of the Form 8-K/A to provide that there were 40 full time employees and no part-time employees of the Company at June 30, 2010.

Our Expansion and Growth Strategy, page 6

11. Please revise to disclose the status of your new product lines. Discuss the expected costs associated with the expansion and the estimated time frame.

The Company is currently in the preliminary stages of researching and developing several potential new product lines. As a result, the Company believes that it is premature to discuss expected costs and estimated time frames with respect to those lines. However, with respect to the coolant line that is expected to be launched this December, the Company has added the following new disclosure on page 8 of the Form 8-K/A:

Coolants

We are currently in the development phase of producing our own line of liquid coolants for the automotive business. Testing of our first product in this line is beginning in the third quarter of this year and we intend to commence manufacturing and sales before the end of 2010. Our liquid coolant is designed to keep an automobile’s radiator fluid from freezing when it is cold and overheating on hot days, by either lowering the freezing point or raising the boiling point of radiator fluids. This product will also play a role in antisepsis and scale prevention for year-round use. This product will be produced in a new manufacturing facility we have established in Liuzhou. We estimate that the cost of development of this new product line, including the leasing of a new facility and equipment for its manufacture, will be approximately $225,000.

12. Please remove the references on page 6 to specific automakers unless you have had discussions or agreements with these companies.

The Company has removed the reference to specific automakers in the third paragraph under the heading Our Expansion and Growth Strategy on page 8 of the Form 8-K/A as requested by the Staff of the Commission.

13. We note that you have identified five possible acquisition targets. Please discuss whether you have had any discussions with the potential targets and, if so, provide the status.

The Company has not had discussions with any potential targets and has revised the disclosure in the Form 8-K/A to clarify that it is currently in the early stages of due diligence. The first paragraph on page 9 currently reads in full as follows (changes in italics):

For the remainder of 2010 through 2011, we plan to identify and, if appropriate, acquire adhesive and sealant manufacturers to increase our production capacity and achieve economies of scale, in order to increase our revenue and profits. We have preliminarily identified five possible acquisition targets that we believe will complement and enhance our core business throughout China and are conducting initial due diligence on these businesses. We expect that strategic acquisitions will escalate our emergence as a leader in the Chinese auto parts industry. In addition, because there are many small size auto part suppliers in the Chinese market, we expect there will be further integration of the market in the coming three to five years along with the same integration trend that has occurred in the automotive manufacture market. We expect that, by taking advantage of our long-term relationship with these auto makers and local governments, we can position ourself to emerge as a leader in the integration process.

Manufacturing Facilities and Branches. page 7

14. We note the disclosure on page eight that “the cost of ongoing environmental compliance and additional regulation in the future may adversely affect the Company’s financial results in the future.” Please discuss the current costs and effects of compliance with environmental laws, as required by Item 101(h)(4)(xi) of Regulation S-K.

The Company has revised the disclosure on page 10 to clarify the costs and effects of environmental compliance and regulation on it. This paragraph now reads in full as follows (new language in italics):

Environmental Compliance

Shenzhen ORB is regulated by the Shanghai Center of Toxic Chemicals Information & Consultation and has been certified as compliant with all environmental standards for handling of toxic and hazardous substances. Currently, we have little or no cost associated with environmental compliance for several reasons. With respect to the production we outsource, the OEMs are responsible for complying for all environmental rules and regulations and we routinely ensure that they remain compliant. With respect to the products we manufacture in-house, we have developed a contained manufacturing process that ensures that there is very little waste. However, as we expand our business we may become subject to greater environmental risk and the cost of ongoing environmental compliance and additional regulation may adversely affect the Company’s financial results. We intend to take appropriate steps to ensure that we remain compliant with all environmental regulations for our existing and future activities.

Suppliers, page 8

15. Please identify the material suppliers, as required by Item 101(h)(4)(v) of Regulation S-K. We note the disclosure on page 28 that you entered into long term purchase contracts with a number of your suppliers. Please disclose the material terms of the agreements with the material suppliers and file as exhibits. Also, please reconcile the reference to three material suppliers with the disclosure in the financial statements for the year ended December 31, 2009, which reflect four material suppliers.

The Company has revised its disclosure to more accurately describe the relationship between Shenzhen ORB and the three original equipment manufacturers (OEMs) they work with. The forms of agreements with these OEMs are filed as exhibits to the Form 8-K/A. The Company does not believe that the fourth supplier referenced in the financial statements is integral to the operation of the business.

Customers, page 8

16. We note the dependence upon one primary customer and its affiliate. Please disclose whether you have any written agreements with the customer or affiliate. If so, please disclose the material terms of the agreement and file as an exhibit.

The Company currently operates with each of its customers, including GM-Wuling, through a standard purchase order (the form of which is being filed as Exhibit 10.4 to the Form 8-K/A). This type of arrangement is typical of businesses in China. The Company has amended its disclosure on page 10 to read in full as follows (new language in italics):

Shenzhen ORB operates in a highly concentrated market. One primary customer, Shanghai General Motors Wuling, and its affiliate Shanghai General Motors Wuling Qingdao Branch Company (collectively, “GM-Wuling”) accounted for 78% and 76% of sales for the six months ended June 30, 2010 and 2009, respectively. Accounts receivable from this customer amounted to $942,518 as of June 30, 2010. As with all of our customers, we periodically enter into a standard form of purchase order with GM-Wuling that provides for the periodic purchase of our various products. This is a typical method of working with customers in the Chinese auto parts market. We have a long standing relationship with GM-Wuling that we believe will continue to grow as we grow and expand. However, if this customer was lost, it is unlikely that Shenzhen ORB would be able to replace the lost revenue, at least in the near term. The successful implementation of our growth and expansion strategy will be an important element in reducing this concentration and diversifying our business.

Intellectual Property, page 8

17. Please revise to explain briefly the “ISO/TS16949:2002 of the International Quality System.”

The Company has added the requested disclosure in connection with the discussion under the heading OEM Manufacturing on page 7. The additional disclosure reads as follows:

ISO/TS 16949:2002 is a “Technical Specification” set forth by the International Organization for Standardization (“ISO”) that, in conjunction with ISO 9001:2000, defines the quality management system requirements for the design and development, production, installation and servicing of automotive-related products. It is applicable to sites of the organization where customer-specified parts, for production and/or service, are manufactured and is applied throughout the automotive supply chain.

Competition and Markets, page 8

18. Provide the basis for your belief that you have lower logistic and production costs and that you will be able to dominate the Chinese domestic market because you have a significant cost advantage.

The Company has revised the disclosure on page 11 of the Form 8-K/A to include the following additional information in response to the Staff’s comment:

With respect to our outsourced products, the OEMs are strategically located to cut down on transportation costs and to provide our customers with timely delivery of goods. With respect to the products that we manufacture ourselves, we are able to control costs associated with production, including wages and salaries and storage costs (since we tend to keep little excess inventory on hand) that we pass along to our customers.

Risk Factors. page 10

19. Please remove the statement that “the risks described below are not the only ones facing our Company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations.” All known, material risks should be discussed in this section.

As requested by the Staff, the Company has removed the statement that “the risks described below are not the only ones facing our Company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations.”

20. Please revise the first risk factor on page 13 to reflect your dependence upon the three major suppliers.

The Company has revised the risk factor on page 16 to read in full as follows (new language in italics):

Non-performance by our OEMs may adversely affect our operations by delaying delivery or causing delivery failures, which may negatively affect demand, sales and profitability.

We outsource production of all of our adhesives and sealants to a small number of OEMs. During the first six months of 2010, we purchased approximately 86% of our adhesive and sealant products from three OEMs. We would be materially and adversely affected by the loss, or failure to perform as expected, of these OEMs. If they were lost, became insolvent or bankrupt, or failed to perform as expected, it is likely that we would experience delivery delays or failures caused by production issues or delivery of non-conforming products, at least in the short term. See “—Business—Suppliers.”

If we fail to establish and maintain an effective system of internal control..., page 15

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

 How do you maintain your books and records and prepare your financial statements?

21. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Please see the response to Comment 22 below.

22. If you do not maintain your hooks and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

Comments 21 and 22 appear to be mirrors of each other. Therefore, we are responding to both comments together. The Company’s operating subsidiary, Shenzhen ORB, maintains its books and records in accordance with accounting standards generally accepted in the People’s Republic of China (“PRC GAAP”). These financial statements are converted to U.S. GAAP for financial statement reporting purposes on a quarterly basis. The Company provides its internally generated financial statements and related supporting schedules prepared under PRC GAAP in Renminbi Yuan (“RMB”) to the Company’s contracted U.S. certified public accountant (the “Company CPA”), which is unrelated to the Company’s independent registered public accounting firm, for conversion and consolidation. The Company CPA then prepares the Company’s consolidated financial statements and footnotes under U.S. GAAP in US dollars by preparing:

•	adjusting/converting entries for the purpose of converting the financial statements from PRC GAAP to U.S. GAAP;

•	a consolidating financial statements worksheet and related schedules; and

•	footnote disclosures with related schedules and worksheets to support the numbers disclosed in the footnote, using the PPC Disclosure Check List as guidance.

The Company CPA then provides her work to the Company’s management and its auditor for review/audit, answers any questions raised by the auditor or management and posts additional review/audit entries from the auditor, if necessary. Once all comments and issues are cleared with confirmation from the Company’s auditor, the financial statements are then provided to the Company’s board of directors for review and approval prior to filing.

23. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

(a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

(b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;

(c) the nature of his or her contractual or other relationship to you;

(d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

(e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

As requested by the Staff of the Commission, the following information sets forth the background of the key employees of the Company involved in the preparation of the Company’s financial statements:

CFO

Role: The Chief Financial Officer reports to CEO and assumes a strategic role in the overall management of the company. The CFO has primary responsibility for planning, implementing, managing and controlling all financial-related activities of the company and includes direct responsibility for accounting, finance, forecasting, strategic planning, job costing, property management, deal analysis and negotiations, coordination with bank, industrial and commercial bureau and tax bureau and institutional financing. The CFO prepares a financial statement report under PRC GAAP and provides financial information to management for decision making.

Education: B.S. Major in Accounting, HuNan Province Institute of Finance and Economics, graduated in 1998.

Professional Designations: The Chinese Certified Public Accountant, CICPA

Professional Experience:
•	1998-2000 Bureau of Finance
•	2001-2003 LG Shuguang Electronics (Changsha) Co., Ltd - Chief Accountant
•
2004-2008 Guangdong Dahua Delv Accounting Firm (Financial instrument qualification) - senior manager of audit department. Provided guidance on initial public offering, further issuance, equity merge, and reorganization of assets to several companies. Familiar with International Accounting Standards, and PRC GAAP and China SEC regulation.

•	2009-present Shenzhen ORB - CFO

Associate Financial Manager

Role: Responsible for assisting CFO for establishing financial systems, budgeting, finance planning, finance control and analysis. Insure the implementation of budgeting and financial related activities in the company; further responsible for daily transaction review, the preparation of financial statements, give professional guidance to co-workers on accounting policy, tax regulations and company rules.

Education: 2003- 2005, B.S. Major in Accounting, Jilin Provincial Party School

Professional Experience:
•	1997-2005, Changchun Bei’ao Technology Co., Ltd - Account Supervisor
•	2005-present, Shenzhen ORB - Associate Financial Manager

Accountant Supervisor

Role: Responsible for general ledger. Make accounting voucher, complete data backups and keep all financial documents, review bank statements, research and reconcile all discrepancies for making financial statement, report and taxation.

Education:
•	2001-2005, A.A. Major in Accounting, Jinan University
•	Obtain Intermediate Accounting Certificate

Professional Experience:
•	2004-2009, Huaqing Bicycle (Shenzhen) Co., Ltd – Accountant
•	2009-present, Shenzhen ORB - Accountant Supervisor

Cost Accountant

Role: Responsible for inventory and cost accounting, tracking and monitoring shipping and receipt of raw material and finish goods. In charge of summarizing monthly physical count reports from each office, analyzing data collected and recording results; assisting in month end close of the general ledger for inventory physical count differences. Planning, Studying, and collecting data to determine costs of business activity such as raw material purchases, inventory and labor.

Education: 1987-1990 A.A., Major in Accounting, Gansu Radio and Television University

Professional Experience:
•	2005-2009 Shenzhen Zhongxiang Computer Equipment Co., Ltd - Accountant
•	2009- present— Shenzhen ORB – Cost Accountant

Cashier

Role: Cash receipts management; responsible for daily transaction bookkeeping and assist accountant for voucher record

Education: 2002-2006 — B.A. Major in Law, Chongqing Technology and Business University

Professional Experience:
•	2008-present — Shenzhen ORB - Cashier

24. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

(a) the name and address of the accounting firm or organization;

(b) the qualifications of their employees who perform the services for your company;

(c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

(d) how many hours they spent last year performing these services for you; and

(e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Please see response to Comment 25 below.

25. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

(a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

(b) how many hours they spent last year performing these services for you; and

(c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Comments 24 and 25 appear to be mirrors of each other. Therefore, we are responding to both comments together.

•
The Company CPA is a CPA with approximately 10 years of experience working in various accounting firms supervising, planning and performing financial statement audits and reviews (for both SEC reporting and private companies), preparing financial statement compilations and related footnote disclosures and special reports, and preparing corporate, partnership and personal income tax returns. She has a strong background in accounting systems and financial operations reporting in a variety of industries including trading, high technology, professional services, real estate investments, foods, entertainment, shipping, etc. Specific to the Company’s operations and business model, the Company CPA has traveled extensively to Mainland China to lead audit teams to conduct SEC financial statement audits for U.S. publicly traded companies with main operating subsidiaries located in China. In addition, she has experience performing CFO duties for another publicly traded company with primarily China-based operations, where she has supervised and trained Chinese accounting staffs in US GAAP. Her professional designations include: Member of AICPA; and Institute of Management Accountants.

•	The Company CPA was retained by the Company for financial statements preparation in January 2010; therefore, she spent no hours in 2009 performing this service.

•
We’ve paid approximately $12,000 to the Company CPA for the preparation the stand alone and consolidated financial statements for the Company’s subsidiaries and the US holding company for various periods (for the years ended December 31, 2009 and 2008; and for the six months ended June 30, 2010 and 2009) for the purpose of the Company’s reverse merger and acquisition of Chinese subsidiary, which were included in the Company’s Form 8-K filed on September 16, 2010.

Do you have on audit committee financial expert?

26. We note on page 35 that you do not have an audit committee. Since you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

The Company has revised the disclosure on page 43 of the Form 8-K/A to address the comments of the Staff of the Commission.

27. Please revise the risk factor subheading of the first risk factor on page 20 to focus on the risk associated with the fact that the company and most of your officers and directors are located outside the United States.

The Company has revised the risk factor disclosure on page 23 of the Form 8-K/A to address the comments of the Staff of the Commission.

28. The disclosure on page 31 that there is no market for your securities. Please revise the last risk factor subheading on page 21 to clearly reflect this fact.

The Company has revised the risk factor disclosure on page 25 of the Form 8-K/A to reflect the fact that there is no market for its securities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Company Overview, page 23

29. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity. plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

The Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section (“MD&A”) beginning on page disclosure on page 27 of the Form 8-K/A to provide additional information in response to the concerns expressed by the Staff of the Commission.

30. Please provide a more detailed discussion as to the reason(s) for the material changes in the line items of the financial statements. To the extent possible. please quantify the amount of change related to each reason discussed.

The Company has revised the disclosure in the MD&A to provide a more detailed discussion of the reasons for material changes in the line items of its financial statements, including quantification of the amounts as requested by the Staff of the Commission.

31. Please explain how the “surge in sales related to the expansion of our sales force in the second half of 2009” resulted in a decrease in revenues in the three months ended in June 30, 2010.

The Company has revised the disclosure in the MD&A to provide a more detailed discussion as requested by the Staff of the Commission.

32. Please explain in greater detail the reasons for the increase in accounts receivable.

The Company has revised the disclosure in the MD&A to provide a more detailed discussion as requested by the Staff of the Commission.

Net Revenue, page 28

33. We note from your disclosure that the 60% increase of net revenue for year 2009 from year 2008 was attributed primarily to the recovery of the overall Chinese economy, the Chinese auto industry and a strengthened sales force. Please expand your analysis of net revenue to quantify the increases in sales prices and volumes to provide a reader with a better understanding of the extent to which such increases are attributable to increases in prices and volume. In addition. describe the underlying reasons for the increases in prices and volume. Refer to Item 303(A)(3)(iii) of Regulation S-K for additional guidance.

The Company has expanded its analysis of net revenue in the MD&A as requested by the Staff of the Commission.
Liquidity and Capital Resources. page 29

34. Please expand your analysis of cash flows from operating activities to address material changes in the underlying drivers of cash flows rather than merely describe items identified on the face of the statement of cash flows. In this regard, address the material changes of balances of your accounts receivable. prepayment, inventory and accounts payable. Refer to FRC 501.13.b.1. for additional guidance.

The Company has expanded its analysis of cash flows in the MD&A as requested by the Staff of the Commission.

35. We calculate your days sales outstanding to be approximately 83 days for 2009 and 92 days for the six months ended June 30. 2010. Please expand your discussion to describe the credit terms you extend to your customers, the trend of increasing days sales outstanding and the reasons for the trend. Furthermore. expand your discussion of critical accounting policies with respect to the allowance for doubtful accounts on page 24 to describe how you establish your allowance and disclose the amount of write-offs for each period presented.

The Company has expanded its discussion in the MD&A to describe the credit terms it extends to customers, the trend of increasing days sales outstanding and the reasons for the trend as requested by the Staff of he Commission. Additionally, the Company has expanded its discussion of critical accounting policies with respect to the allowance for doubtful accounts to describe how it establishes the allowance and to disclose the amount of write-offs for each period presented as requested by the Staff of the Commission.

36. We note from page 7 that you plan to acquire other adhesive sealant manufacturers and have identified live possible acquisition targets. Please revise to disclose how you intend to fund these acquisitions and how these acquisitions impact your liquidity and capital resources. Please also present financial statements of these probable acquisitions, if significant. Refer to Rule 8-04 of Regulation S-X. Note that in this Form 8-K, you are required to file the same type of information that is required when registering a class of securities under the Exchange Act, i.e., Form 10 information.

The Company has revised its disclosure to disclosed how it intends to fund strategic acquisitions and how these acquisitions impact its liquidity and capital resources.

37. We note that you incurred income tax expense of $306,626 and paid cash of $17,781 for income taxes in 2010. For the six months ended June 30, 2010, you incurred income tax expense of $158,177 and paid cash of $9,264 for income taxes. Please disclose when income taxes are payable and when you intend to settle your income taxes payable.

The Company’s income tax is usually payable when the income tax return is filed and the tax authority approves such income tax return filing. The due date is usually the three to four months after the year end with extension allowed per negotiation with the tax authority. The Company intends to settle its income taxes payable in the beginning of 2011.

38. Please describe your future cash requirements to fund the statutory reserve.

The Company is currently only required to transfer 10% of its net income, as determined under PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital. For the year ended December 31, 2009, the Company transferred $38,821 to the reserve. For the year ended December 31, 2008, the Company transferred $59,360 to this reserve. The Company will use the cash generated from its own operations and profits to fund the statutory reserve.

Description of Securities, page 31

39. Please remove the statement that “the outstanding ordinary shares are fully paid and non-assessable” or attribute such statement to counsel and file the opinion as an exhibit. Such statement is a legal conclusion, which the company is not able to make.

The Company has removed the statement that “the outstanding ordinary shares are fully paid and non-assessable” from the disclosure on page 38 of the Form 8-K/A.

Market for Common Equity and Related Shareholder Matters, page 31

40. Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

The Company has revised the disclosure on page 38 of the Form 8-K/A to provide the additional information required by Item 201(a)(2) of Regulation S-K.

Certain Relationships and Related Transactions, page 32

41. Please disclose the material terms of the agreement between ORB and Maxim Group, and the agreement between Action and Nautilus Global Partners, and file as exhibits.

The Company has enhanced the disclosure of the agreement between Shenzhen ORB and Maxim and the agreement between Action and Nautilus on pages 39 and 40, as requested by the Staff of the Commission. Each of these agreements has been filed as an exhibit to the Form 8-K/A.

42. Please provide the disclosure required by Item 404 of Regulation S-K for the last three fiscal years, as required by Instruction 1 to Item 404 of Regulation S-K. For instance, we note the amount due to a related party in the financial statements for the year ended December 2008, which were paid back in 2009.

The Company added the following disclosure to page 39 of the Form 8-K/A:

Transactions with Related Persons, Promoters and Certain Control Persons

We are not currently a party to any transactions required to be disclosed pursuant to Item 404 of Regulation S-K, including any transaction or series of transactions between us and any officer, director or affiliates of the Company that has an aggregate value in excess of $120,000. However, in 2007, Mr. Ma made certain purchases and payments on fixed assets on behalf of Shenzhen ORB in the amount of $224,553. This amount was repaid in full in 2009.

43. We note your disclosure on page 33 that ORB ‘‘is required to pay all taxes due on the license and reimburse Mr. Ma for any costs he incurs in maintaining the patent.” Please revise to specify the approximate dollar value of theses taxes and costs.

The Company has revised the disclosure on page 39 to provide that the taxes and costs that Mr. Ma is reimbursed are currently estimated to be 6,000RMB (approximately $900) per year.

Directors, Executive Officers. Promoters and Control Persons, page 33

44. It appears that Mr. Rozelle currently is a member of your board of directors or was a member when you filed the amended Form 8-K. Please provide the information required by Item 401(e) of Regulation S-K for Mr. Rozelle.

The Company has revised the disclosure to include the information required by Item 401(e) of Regulation S-K for Mr. Rozelle.

45. For each director or person nominated or chosen to become a director. please briefly discuss the specific experience. qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. See Item 401(e) of Regulation S-K.

The Company has added a discussion of the specific experience, qualifications, attributes and skills that led to the conclusion that Messrs. Ma and Simpson should serve as a director.

Involvement in Certain Legal Proceedings. page 34

46. Please expand your disclosure to cover the past 10 years. See Item 401(f) of Regulation S-K.

The Company has expanded the disclosure on page 42 to cover the past 10 years as required by Item 401(f) of Regulation S-K.
Executive Compensation, page 36

47. Please include the disclosure required by Item 402 of Regulation S-K for each individual that served as CEO of Action Acquisition during 2009. This would appear to include Mr. Brenza. In addition, to the extent any former officers of Action Acquisition received compensation in connection with their resignations, please disclose.

The Company has expanded the disclosure on page 45 as required by Item 402 of Regulation S-K.

48. Please disclose the material terms of the employment agreements with your named executive officers and file as exhibits. To the extent that the compensation arrangements have changed as a result of the reverse merger, please disclose the changes.

The Company has revised the disclosure to provide material terms of the employment agreement with its Vice CFO, Mr. Xu. This agreement was filed as an exhibit to the Form 8-K filed with the Commission on September 16, 2010. There are no employment agreements with any other named executive officers.

49. Please discuss the “accommodation subsidy” referenced in footnote five.

The Company has amended the disclosure on page 45 to clarify that the accommodation subsidy is a subsidy on the rent paid by Messrs. Ma and Xu on their residences.

50. Please reconcile the time period represented by this section. For instance, the summary compensation table refers to 2009, while the other sections refer to the fiscal year ended June 30, 2010.

The Company has revised the disclosure to reconcile the time periods as requested by the Staff of the Commission.

Item 3.02 Unregistered Sales of Equity Securities

51. We note that you issued 3,523,923 ordinary shares to Skyline Investors, LLC on August 31, 2010. Please add disclosure regarding this issuance under Item 2.01 of your amended filing. See Item 10 of Form 10.

The Company has amended the disclosure in Items 1.01 and 2.01 to address the transaction with Skyline Investors, LLC.

Item 5.01 Change in Control of Registrant

52. We note that the preference shares are convertible into ordinary shares on a one for 100 basis. Please revise the number of ordinary shares held by Mr. Ma to reflect the conversion of those shares. See Rule 13d-3(d)(1) under the Exchange Act.

The Company has revised the stock ownership table on page 48 to reflect the conversion of the preference shares.

Exhibits

53. We note that you failed to include the schedules to Exhibit 10.1. Please file any material schedules to this agreement and confirm that you have filed all material schedules. In addition, the agreement filed should contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

The material schedules to Exhibit 10.1 include the financial statements and certain agreements that the Company previously filed with the Form 8-K on September 16, 2010, or are being filed as exhibits to the Form 8-K/A filed contemporaneously herewith.

54. Please file or incorporate by reference all of the exhibits required, such as the bylaws and instruments defining the rights of security holders, both the ordinary shareholders and the preference shareholders.

The Company has filed or incorporated by reference all required exhibits. Please be advised that, as a Cayman Islands company, the Company does not have bylaws.

Exhibit 99.1

Audited Financial Statements of ORB as of December 31, 2009 and 2008

Statements of Cash Flows, page 5

55. Please clarify or revise why “advance from related parties” results in net cash used in financing activities.

The Company has revised the cash flow statement in the audited financial statements to reference “repayment to related parties” instead of “advance from related parties.”

Note 2. Summary of Significant Accounting Policies, page 6

56. Please disclose your accounting policy for environmental related liabilities and expand your discussion and analysis on page 23 to describe recurring costs associated with managing hazardous substances and pollution in on-going operations and any mandated expenditures to limit or remediate contamination.

The Company has disclosed its accounting policy for environmental related liabilities in Note 2 as requested by he Staff of the Commission.

Revenue Recognition, page 8

57. We note that you do not recognize revenue when the amount of costs to be incurred cannot be measured reliably. Please describe to us the nature and reasons for the costs that you incur subsequent to the recognition of revenue.

The Company has revised its revenue recognition policy in Note 2 as follows:

Sales revenue is recognized when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, or the possible return of goods; generally, sales revenue is recognized when the delivery is completed. Payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

The Company never encountered any difficulty of measuring of costs incurred when they recognized the revenue; the costs incurred was measured reliably and matched to corresponding revenue when revenue was recognized.

Exhibit 99.2

Unaudited Financial Statements of ORB as of June 30, 2010 and 2009

58. Please present an unaudited statement of stockholders’ equity for the period from the latest fiscal year end of December 31, 2009 to the interim balance sheet date of June 30, 2010. Refer to Rule 8-03 of Regulation S-X.

The Company has presented an unaudited statement of stockholders’ equity for the period from the latest fiscal year end of December 31, 2009 to the interim balance sheet date of June 30, 2010.

Recently Issued Accounting Pronouncements Not Yet Adopted, page 9

59. We note you are currently evaluating the impact, if any, of ASU 2009-13 on your financial position and results of operations. Please expand your footnotes to describe the different elements that you deliver under your revenue arrangements.

The Company has revised the Note to state that “Since the Company does not have multiple element arrangements; therefore, ASU No. 2009-13 is not currently applicable to the Company”.

Under separate cover, the Company is providing a written statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Thank you for your attention to this matter.  We look forward to working with the SEC on all disclosure matters for this new public company.

Best regards,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart

cc:	Mr. Junning Ma
Mr. Morgan Simpson
William W. Uchimoto, Esq.